FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GRAND PEAK CAPITAL CORP.
Suite 900 – 555 Burrard Street
Vancouver, B.C., V7X 1M8

2.	Date of Material Change:

The material change described in this report occurred on March 27, 2008.

3.	News Release:

On March 27, 2008, Grand Peak Capital Corp. (the "Company") issued a news release through the facilities of Stockwatch.  A copy of the news release announcing the material change is set out at Schedule "A" to this report.

4.	Summary of Material Change:

The Company advised that Thomas J. Kennedy was appointed as a director of the Company effective immediately to fill the vacancy created by the resignation of Mahmoud S. Aziz as a director.

5.	Full Description of Material Change:

See attached news release at Schedule "A" to this report.

6.	Reliance on Confidential Filing Provisions:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Navchand Jagpal
Telephone: (604) 443-5059

9.	Date of Report:

March 27, 2008

SCHEDULE "A"

FOR IMMEDIATE RELEASE

FOR:       Grand Peak Capital Corp.
(TSX Venture Exchange Symbol: GPK.U)
(OTCBB Symbol: GPKUF)

GRAND PEAK ANNOUNCES DIRECTOR RESIGNATION AND APPOINTMENT OF NEW DIRECTOR

VANCOUVER, British Columbia, Canada /March 27, 2008/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") is pleased to announce that Thomas J. Kennedy has been appointed as a director of the Company effective immediately.  Mr. Kennedy currently provides legal, management and financial services to several public companies.  Mr. Kennedy has been a director and officer of various public companies for approximately 20 years and is currently a director and/or officer of several publicly listed companies.

The Company also announces that Mahmoud S. Aziz has stepped down from the board of directors of the Company in order to dedicate his time to his principal business activities.  The Company would like to thank Mr. Aziz for his valuable contributions to the Company and wishes him every success in his endeavors.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

This news release may contain certain forward-looking statements that reflect the current views and/or expectations of Grand Peak with respect to its performance, business and future events.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including, without limitation, statements regarding the outlook for future operations, forecasts of future costs and expenditures, evaluation of market conditions, the outcome of legal proceedings, the adequacy of reserves, or other business plans.  Investors are cautioned that any such forward-looking statements are not guarantees and may involve risks and uncertainties, and that actual results may differ from those in the forward-looking statements as a result of various factors such as general economic and business conditions, including changes in interest rates, prices and other economic conditions; actions by competitors; natural phenomena; actions by government authorities, including changes in government regulation; uncertainties associated with legal proceedings; technological development; future decisions by management in response to changing conditions; the ability to execute prospective business plans; and misjudgments in the course of preparing forward-looking statements.  These risks, as well as others, could cause actual results and events to vary significantly.  Grand Peak does not undertake any obligation to release publicly any revision for updating any voluntary forward–looking statements.

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.